EXHIBIT 99.1

Sono Motors and Bosch Automotive Aftermarket Confirm Long-term Europe-wide Partnership

  The Munich-based Solar Mobility OEM Sono Motors and the Long-Established German Company Bosch Will Collaborate for Servicing and Repairing the Sion Within the Framework of the Bosch Car Service Workshop Concept.
  During the Launch Phase in Germany, 50 Bosch Car Services Will Be Trained and Qualified as Authorized Service Centers for the Sion, Sono Motors’ Solar Electric Vehicle. More European Countries Are to Follow in the Course of the Subsequent Rollout.
  In Addition, Sono Motors Intends to Provide all of the Approx. 22,000 Independent Car Repair Shops in Germany with an Abridged Version of the Sion’s Factory Service Manual.

MUNICH, Germany, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Sono Motors (subsidiary to “Sono Group N.V.,” NASDAQ: SEV), the Munich-based solar mobility OEM, and the well-renowned German company Bosch have agreed to cooperate on a joint Europe-wide network of car repair shops. Within the framework of the Bosch Car Service workshop concept, all maintenance and repair services will be offered according to modern standards. Owners of the Sion, Sono Motor’s solar electric vehicle, will be able to use all services offered by participating car repair shops, including repair, servicing, maintenance, and warranty services. In other words, thanks to the Bosch Car Service network integration, Sion owners will be able to more easily find a competent repair shop partner in Europe. The overall 50 qualified Bosch Car Services to be trained in the launch phase will be distributed throughout Germany in such a way that both major cities and rural areas will be covered. Additional qualified service centers will be added in the subsequent rollout to create a comprehensive service network available in many European countries.

Highly Qualified Bosch Partner Workshops
The staff at Bosch partner workshops will receive comprehensive prior training from Sono Motors after which they will be authorized to perform repairs on high-voltage, photovoltaic, and safety systems with the assistance of, if necessary, Sono Motors Technical Field Service. All repair, warranty, and proactive services may only be performed by authorized partner workshops, which will be recognizable by a sign saying ‘Sono Motors Service Partner’ outside the car repair shops. To make it even easier to find the right repair shop, Sono Motors plans to provide a workshop finder on its website.

“We are proud of our strategic partnership with Bosch Car Service, a professional partner for all things automobile, which we believe demonstrates the reputation that we are gaining as an OEM. The Bosch brand represents top quality, and the workshop experts at Bosch Car Service perform their service and repair work according to modern standards. All of this makes Bosch a perfect partner for Sono Motors in order to offer our customers comprehensive, Europe-wide services,” says Laurin Hahn, CEO and co-founder of Sono Motors.

“In Sono Motors we have found an innovative partner who is exploring the exciting field of solar electric mobility. The innovative technology and skills provided by Sono Motors to the Bosch Car Service network ensures that customers will receive reliable services for their vehicles. This further underlines the Electric Vehicle competence of Bosch Car Service and helps to win and retain also new customer groups,” says Thomas Winter, Vice President Workshop Concepts at Robert Bosch.

The cooperation between Sono Motors and Bosch includes comprehensive repair, service, and proactive service work. In addition, Sono Motors encourages all Sion owners to perform their own repairs whenever possible. “To us, the Sion is a symbol of independence. Of course you should take your car to a repair shop when there is a problem, but we want our customers to feel confident enough to perform minor repairs, such as replacing a light bulb or a wiper blade, themselves,” says Laurin Hahn. As an accompanying measure, Sono Motors plans to provide tutorials for certain DIY maintenance on its website.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, will be the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down-payments for the Sion as of 1 September 2022.

ABOUT BOSCH AUTOMOTIVE AFTERMARKET
The Automotive Aftermarket division (AA) provides the aftermarket and repair shops worldwide with modern diagnostic and repair shop equipment and a wide range of spare parts – from new and exchange parts to repair solutions – for passenger cars and commercial vehicles. Its product portfolio includes products made as Bosch original equipment, products developed in-house and specifically manufactured for the aftermarket, as well as services. About 13,000 associates in more than 150 countries, as well as a global logistics network, ensure that spare parts reach customers quickly and on time. AA supplies testing and repair-shop technology, diagnostic software, service training, and information services. In addition, the division is responsible for the “Bosch Service” repair-shop franchise, one of the world’s largest independent chains of repair-shops, with some 15,000 workshops, and more than 1,000 “AutoCrew” partners.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.